Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock Par Value $0.0001 Per Share
(Class of Securities)

42365Q103
(CUSIP Number)

Grupo MVS, S.A. de C.V.

Blvd. Manuel Ávila Camacho, 147

Chapultepec Morales
Ciudad de México, D.F. 11510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

CUSIP Number of Class A Common Stock: 42365Q103

1	NAMES OF REPORTING PERSONS:
Cinema Aeropuerto, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,725,654(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,725,654(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
2,725,654(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON:
CO

(1)
These shares of Class A Common Stock are comprised of 2,725,654 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A Common Stock.

CUSIP Number of Class A Common Stock: 42365Q103

1	NAMES OF REPORTING PERSONS:
UTRERA, S.A.P.I. de C.V. (formerly Grupo Frecuencia Modulada Televisión, S.A. de C.V.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,725,654(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,725,654(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
2,725,654(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON:
CO

CUSIP Number of Class A Common Stock: 42365Q103

1	NAMES OF REPORTING PERSONS:
Grupo MVS, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,725,654(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,725,654(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
2,725,654(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON:
CO

CUSIP Number of Class A Common Stock: 42365Q103

1	NAMES OF REPORTING PERSONS:
SANTANDER Trust Agreement Number 2003914

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,725,654(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,725,654(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
2,725,654(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON:
OO

The statement (the “Statement”) on Schedule 13D filed (1) by (i) Cinema Aeropuerto, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Cinema Aeropuerto”), (ii) UTRERA, S.A.P.I. de C.V., a Mexican Sociedad Anonima Promotora de Inversion de Capital Variable (variable capital corporation) (“UTRERA”) and (iii) Grupo MVS, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Grupo MVS”) on April 15, 2013 and December 16, 2014, (2) by (i) Cinema Aeropuerto, (ii) UTRERA, (iii) Grupo MVS and (iv) HSBC Trust Agreement Number 61549 (“HSBC”) on July 28, 2016 and October 26, 2016, and (3) by (i) Cinema Aeropuerto, (ii) UTRERA, (iii) Grupo MVS, (iv) HSBC and (v) SANTANDER Trust Agreement Number 2003914 (the “Trust”) on March 23, 2018 is hereby amended.

The following constitutes Amendment No. 5 to the Statement and is filed by Cinema Aeropuerto, UTRERA, Grupo MVS and the Trust (together, the “Reporting Persons”.)  Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2.	Identity and Background

(a)  This statement is being filed by the Reporting Persons.

(b)  The address of Cinema Aeropuerto, Utrera, and Grupo MVS is Boulevard Manuel Ávila Camacho 147, Chapultepec Morales, Ciudad de México, D.F. 11510. The address of the Trust is Vasco de Quiroga # 3900, Torre B, Piso 2, Lomas de Santa Fe.

(c) The principal business of Cinema Aeropuerto is to invest in the common stock of the Issuer and to appoint a voting member of the Issuer’s board of directors. In connection with an internal restructuring, Frecuencia Modulada was merged with and into Utrera. The principal business of Utrera is to own a controlling interest in Cinema Aeropuerto. The principal business of Grupo MVS is to acquire and operate radio, television and publishing businesses, and to provide satellite, distribution and licensing services to such businesses. Cinema Aeropuerto and Utrera are indirect wholly-owned subsidiaries of, and are controlled by, Grupo MVS. The Trust, directly and indirectly, owns a 98.06% interest in Grupo MVS. The Trust is organized under the laws of Mexico for the benefit of descendants of José Joaquín Vargas Gómez.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are organized under the laws of Mexico.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information.

On April 4, 2018, Cinema Aeropuerto forfeited 271,345 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) pursuant to the Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among the Issuer, Azteca Acquisition Corporation, Azteca Acquisition Holdings, LLC, Brener International Group, LLC, InterMedia Partners VII, L.P., Intermedia Cinelatino, LLC, Cinema Aeropuerto, S.A de C.V and the other parties identified therein, which provides for the forfeiture of such Class B Common Stock on April 4, 2018 unless the closing sale price of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) equals or exceeds $15.00 per share for any 20 trading days within at least one 30-trading day period before April 4, 2018.

On April 4, 2018, 422,092 warrants of the Issuer (“Warrants”) directly owned by Cinema Aeropuerto expired. The Warrants were exercisable at $12.00 per share for 211,046 shares of Class A Common Stock upon conversion. The Warrants expired pursuant to the terms of the warrant agreement, as amended by the Assignment, Assumption and Amendment of Warrant Agreement, a form of which was filed with the Securities and Exchange Commission as Annex B to Amendment No. 3 to the Issuer’s Registration Statement on Form S-4 filed on March 15, 2013, as subsequently amended, which provided for the expiration of the Warrants on April 4, 2018 unless the Issuer was liquidated prior to such time.

Item 5.	Interest in Securities of the Issuer

(a)	Following the forfeiture of the Class B Common Stock and the expiry of the Warrants,

(i)    Assuming conversion of all shares of Class B Common Stock owned by it, Cinema Aeropuerto individually beneficially owns 2,725,654 shares of Class A Common Stock representing 11.8% of all of the outstanding shares of Class A Common Stock.  Such Class B Common Stock is convertible on a one for one basis.

(ii)   UTRERA, as the owner of a controlling interest in Cinema Aeropuerto, may be deemed to beneficially own the shares of Class A Common Stock held by Cinema Aeropuerto.

(iii)  Grupo MVS, as the beneficial owner of a controlling interest in each of Cinema Aeropuerto and UTRERA, may be deemed to beneficially own the shares of Class A Common Stock held by each of Cinema Aeropuerto and UTRERA.

(iv)  The Trust, as the owner of Grupo MVS, may be deemed to beneficially own the shares of Class A Common Stock held by each of Cinema Aeropuerto, UTRERA and Grupo MVS.

The above percentages are based on the 20,282,202 shares of Class A Common Stock reported as outstanding on the Issuer’s Form 10-K filed on March 15, 2018.

(b)	The Reporting Persons have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,725,654 shares of Common Stock owned by Cinema Aeropuerto.

(c)	The information set forth in Item 4 above is hereby incorporated by reference into this Item 5(c), as applicable.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 6,  2018.

Cinema Aeropuerto, S.A. de C.V.

By:	/s/ Joaquin Vargas Guajardo

Name:	Joaquin Vargas Guajardo

Title:	Attorney-in-fact

UTRERA, S.A.P.I. de C.V.

By:	/s/ Joaquin Vargas Guajardo

Name:	Joaquin Vargas Guajardo

Title:	Attorney-in-fact

Grupo MVS, S.A. de C.V.

By:	/s/ Joaquin Vargas Guajardo

Name:	Joaquin Vargas Guajardo

Title:	Attorney-in-fact

SANTANDER Trust Agreement Number 2003914

By:	BANCO SANTANDER (MEXICO), S.A. as Trustee

By:	/s/ Jose Antonio Abad Garcia

Name:	Jose Antonio Abad Garcia

Title:	Legal Representative